UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

08032237

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PROCESSED
SEP 19 2008
THOMSON REUTERS

ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-27494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/07 (MM/DD/YY) AND ENDING 05/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOLPHIN SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 DOVE STREET, SUITE 230
(No. and Street)

NEWPORT BEACH (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JERRY PARKER (949) 955-1550
(Area Code – Telephone Number)

SEC Mail Processing Section
SEP 11 2008
Washington, DC
101

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EDWARDS, SUZANNE LYNNE
(Name – *if individual, state last, first, middle name*)

327 22ND STREET (Address) HUNTINGTON BEACH (City) CA (State) 92648-3307 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, KELLY BARKER-ALFINO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOLPHIN SECURITIES, INC., as of MAY 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BRENDA ESPINOZA
COMM. # 1768536
NOTARY PUBLIC-CALIFORNIA
SAN DIEGO COUNTY
MY COMM. EXP. SEPT. 17, 2011

Notary Public

Signature

Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOLPHIN SECURITIES, INC.
NOTES TO THE FINANCIAL STATEMENTS
May 31, 2008

MINIMUM CAPITAL

The Corporation is a registered broker/dealer and is required by the Securities and Exchange Act of 1934 to maintain minimum net capital of $5,000 and a specified ratio of aggregate indebtedness to net capital as defined. At May 31, 2008, the Corporation had regulatory net capital of $92,576 and a percentage of aggregate indebtedness to net capital of 78%.

RESERVE REQUIREMENTS

The Corporation is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. The firm is exempt from the Computation of Reserve Requirement and Information Relating to Possession and Control Requirements under SEC Rule 15c3-3(k)(2)(ii).

SUBORDINATED LIABILITIES

Dolphin Securities, Inc. maintains no liabilities subordinated to claims of general creditors.

ADVERTISING EXPENSE

The Company expenses all advertising costs, and incurred no advertising expense for the year ended May 31, 2008.

TAXES ON INCOME

Income tax expense is based on income as reported for financial statement purposes. The Company incurred federal income tax expense of $2,411 and California state income tax of $1,559 for the year ended May 31, 2008.

CONCENTRATION OF RISK

The Company maintains their cash accounts at a local state chartered bank which is member of the Federal Reserve System. The balance, at times, may exceed federally insured limits. The bank balance at May 31, 2008 was $130,910.

Two customers accounted for approximately 53% of the sales volume for the year end May 31, 2008. These customers' receivable balances at May 31, 2008 were $21,382 and $1,097 respectively, or 72% of the trade accounts receivable at May 31, 2008. No other customer accounts for more than 10% of sales volume during the years ended May 31, 2008.

COLLABORATIVE AGREEMENTS

The Company has entered into several service contracts with vendors and is obligated for the following amounts for the fiscal year end May 31:

2009	$15,885
2010	1,000
Total service commitments	$16,885

END